PRUDENTIAL INVESTMENT PORTFOLIOS 3

Prudential Jennison Market Neutral Fund

Notice of Rule 12b-1 Fee Waiver
Class A Shares
Class R Shares

     THIS NOTICE OF RULE 12B-1 FEE WAIVER is signed as of March 1, 2012, by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the Principal Underwriter of Prudential Jennison Market Neutral Fund (the Fund), a series of Prudential Investment Portfolios 3, an open-end management investment company.

     WHEREAS, PIMS desires to waive a portion of its distribution and shareholder services fees payable on Class R shares of the Fund (Rule 12b-1 fees); and

     WHEREAS, PIMS desires to waive a portion of its distribution and shareholder services fees payable on Class A shares of the Fund (Rule 12b-1 fees); and

     WHEREAS, PIMS understands and intends that the Fund will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waivers by incurring lower Fund operating expenses than they would absent such waivers.

     NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution or service (12b-1) fees incurred by Class R shares of the Fund to .50 of 1% of the average daily net assets of the Fund, and that it has agreed to limit the distribution or service (12b-1) fees incurred by Class A shares of the Fund to .25 of 1% of the average daily net assets of the Fund. These contractual waivers shall be effective for the Fund’s period ending June 30, 2013.

     IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first written above.

PRUDENTIAL INVESTMENT
MANAGEMENT SERVICES LLC

By:     /s/ Scott Benjamin

Name:     Scott Benjamin

Title:     Executive Vice President